Via Facsimile Ms. Cecilia D. Blye, Chief Office of Global Security Risk Division of Corporation Finance Securities and Exchange Commission	Schering AG

100 F Street, NE Washington, DC 20005	E:
USA	T: +49.30.468-16289 +49.30.468-11 11 F: +49.30.468-96289

Your Ref.	Your letter dated	Our Ref. (please indicate when replying)	Date
January 13, 2006

Schering Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 18, 2005, File No. 001-16143

Dear Ms. Blye:

We refer to your comment letter on the above-referenced matter dated December 29, 2005.  To assist the staff in its review of our response to the comment letter, we have repeated the comments:

Comment:

General

1.
We note from public media sources and your website that you may have existing or anticipated operations associated with Iran and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and export controls administered by the Commerce Department’s Bureau of Industry and Security. We note that the Form 20-F does not contain any information relating to operations in either of these countries. With a view to disclosure, please describe such operations and discuss their materiality to you in light of each country’s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Sudan, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the

Postal address: Schering AG D-13342 Berlin, Germany For visitors: Müllerstr. 178, Berlin-Mitte www.schering.de	Executive board: Hubertus Erlen (Chairman) Karin Dorrepaal Ulrich Köstlin Rainer Metternich Marc Rubin Jörg Spiekerkötter	Chairman of the supervisory board: Giuseppe Vita Registered seat: Berlin Trade register: AG Charlottenburg 93 HRB 283
Commerzbank AG, Berlin
Acct. No. 108 700 600, Bank No. 100 400 00
IBAN: DE72 1004 0000 0108 7006 00
BIC: COBADEFF
Deutsche Bank AG, Berlin
Acct. No. 2415 008, Bank No.
100 700 00
IBAN: DE35 1007 0000 0241 5008 00
BIC: DEUTDEBB

Addressee	Our Ref.	Date	Page
		January 13, 2006	2

approximate dollar amount of revenues, assets and liabilities associated with Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regards state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. We also note published reports that the New York City comptroller has written you to request that you analyze any potential financial and reputational risks of conducting business in Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Sudan.

Response:

As disclosed in our Form 20-F Annual Report, we are a global research-based company engaged in the discovery, development, manufacture, marketing and sale of pharmaceutical products, and we market and sell our products in over 100 countries worldwide.

In our Form 20-F Annual Report, we disclose net sales by geographic reporting segment and business area and, in some cases, by product. We do not disclose net sales on a country-basis unless the geographic reporting segment is comprised of a single country or we conclude that net sales are material in such country.

As described in more detail below, Schering does not have any material business operations in Iran or Sudan, including in terms of net sales, profitability or assets and liabilities. Our business operations in these countries relate to the marketing and sale of pharmaceutical products. Due to the immateriality of our operations in Iran and Sudan from a financial standpoint and the fact that the products that we market and sell in these countries are pharmaceutical products and that the ultimate end-users of such products are individual patients, we do not believe that our activities in

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Iran and Sudan should be deemed material to a reasonable investor. For the same reasons, we do not believe that we should face material financial or reputational risks on account of such activities. Accordingly, we do not believe that disclosure in our Form 20-F Annual Report regarding our operations in Iran and Sudan is warranted.

Summary Description of Operations in Iran

Our business in Iran is comprised of the delivery and sale of pharmaceutical products to local third party distributors. In addition, marketing and promotion activities for our products are conducted by a Schering representative office in Teheran that has 20 employees. Sales in Iran are comprised of sales of pharmaceutical products, such as therapeutic drug products for disabling and life-threatening conditions, contrast media products for X-ray, MRI and ultrasound diagnostic applications, and hormonal products for fertility control and hormone therapy.

Net sales in Iran amounted to approximately $7.2 million in 2003 (less than 0.2% of total Group net sales), approximately $6.3 million in 2004 (less than 0.2% of total Group net sales) and approximately $13.4 million in 2005 (less than 0.3% of total Group net sales). Assets and liabilities related to Schering's operations in Iran as of December 31, 2005 were each less than $1 million (less than 0.1% of total Group assets and liabilities).

Schering's management does not anticipate any change in its net sales or other operations in Iran that would be material for the Group in the foreseeable future.

Summary Description of Operations in Sudan

Our business in the Sudan is comprised of the delivery and sale of pharmaceutical products to a local third party distributor. Sales to the distributor in Sudan were comprised of sales of pharmaceutical products, such as contrast media products for X-ray, MRI and ultrasound diagnostic applications, and hormonal products for fertility control and hormone therapy. In addition, Schering has a longstanding relationship with the United Nations Population Fund (UNFPA) which, as part of its family planning programs for developing countries, orders contraceptive drug products for delivery to the public sector in developing countries, including Sudan. Schering delivers family planning products ordered through the UNFPA for use in Sudan.

Net sales in Sudan amounted to approximately $0.5 million in 2003 (less than 0.1% of total Group

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net sales), approximately $0.5 million in 2004 (less than 0.1% of total Group net sales) and approximately $0.9 million in 2005 (less than 0.1% of total Group net sales). Part of the sales and deliveries of products in Sudan are through the UNFPA program. There are no assets or liabilities associated with Schering's activities in Sudan.

Schering's management does not anticipate any change in its net sales or other operations in Sudan that would be material for the Group in the foreseeable future.

*	*	*

Schering Aktiengesellschaft (the “Company”) acknowledges that (i) it is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any assistance concerning this matter, please contact the undersigned at 011-49-30-468 16289 or our attorneys at Cravath, Swaine & Moore LLP - specifically Mark Hageman at 011-44-207-453-1030.

Very truly yours,

By: /s/Ulrich Grohé
Name: Ulrich Grohé
Title: General Counsel
Schering AG

cc:
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005